AllianceBernstein Multi-Manager Alternative Fund

Sanford C. Bernstein & Company, LLC

1345 Avenue of the Americas

New York, NY 10105

June 20, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AllianceBernstein Multi-Manager Alternative Fund

Securities Act File No. 333-179777

Pre-Effective Amendment No. 2

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, AllianceBernstein Multi-Manager Alternative Fund (the “Registrant”) requests acceleration of the effective date of Pre-Effective Amendment No. 2 to its Registration Statement on Form N-2 (File No. 333-179777) (the “Amendment”) so that the Amendment is declared effective on Friday, June 22, 2012, or as soon as practicable thereafter. Sanford C. Bernstein & Company, LLC, the principal distributor of the Registrant, hereby joins in its request for acceleration of the effectiveness of the Amendment.

We request that we be notified of such effectiveness by a telephone call to P. Jay Spinola of Willkie Farr & Gallagher LLP at (212) 728-8970, and that such effectiveness also be confirmed in writing.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority), declares the filing effective, such action:

(i) does not foreclose the Commission from taking any action with respect to the filing;

(ii) does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

June 20, 2012

Very truly yours,

AllianceBernstein Multi-Manager Alternative Fund

By:	/s/ Emilie D. Wrapp
Emilie D. Wrapp
President

Sanford C. Bernstein & Company, LLC

By:	/s/ Mark Nelson
Mark Nelson
Assistant Secretary